                                                                   EXHIBIT 12.01

              ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                             (Dollars in thousands)

                                                                                        Six Months
                                               Year Ended March 31,                        Ended
                                 ----------------------------------------------------  September 30,
                                   1994      1995       1996       1997       1998         1998
                                 --------  ---------  ---------  ---------  ---------  -------------
Loss before Income Taxes,
 Extraordinary Loss and
 Cumulative Effect of Change in
 Accounting Principle..........  $(94,706) $(111,759) $(122,680) $(119,290) $(168,161)   $(77,967)
Add: Fixed Charges, Excluding
   Capitalized interest........   187,439    200,927    217,170    249,113    280,670     147,650
  Equity in loss of joint
   ventures....................    30,054     44,349     46,257     59,169     79,055      38,923
  Minority interest in losses
   of subsidiaries.............        --         --         --         --         --     (14,003)
  Preferred stock dividends of
   subsidiary..................        --         --         --         --     12,682      14,112
                                 --------  ---------  ---------  ---------  ---------    --------
Net Earnings Available for
 Combined Fixed Charges
 and Preferred Stock Dividends..  122,787    133,517    140,747    188,992    204,246     108,715
                                 --------  ---------  ---------  ---------  ---------    --------
Combined Fixed Charges and
 Preferred Stock Dividends:
  Interest.....................   182,136    195,698    210,691    240,692    271,056     142,049
  Capitalized interest.........     1,345      1,736      1,766      1,727      5,985       7,363
  Amortization of debt issuance
   costs.......................     3,987      3,792      4,917      6,344      7,141       4,364
  Interest portion of rent
   expense.....................     1,316      1,437      1,562      2,077      2,473       1,237
  Preferred stock dividends of
   subsidiary..................        --         --         --         --     12,682      14,112
  Preferred stock dividends....        --         --         --         --     18,850      13,812
                                 --------  ---------  ---------  ---------  ---------    --------
Total Combined Fixed Charges
 and Preferred Stock
 Dividends.....................   188,784    202,663    218,936    250,840    318,187     182,937
                                 --------  ---------  ---------  ---------  ---------    --------
Ratio of Earnings to Combined
 Fixed Charges
 and Preferred Stock
 Dividends.....................        --         --         --         --         --          --
Deficiency in Earnings Required
 to Cover Combined
 Fixed Charges and Preferred
 Stock Dividends...............  $ 65,997  $  69,146  $  78,189  $  61,848  $ 113,941    $ 74,222
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